SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ASCENT MEDIA CORPORATION
(Name of Issuer)
Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share
(Title of Class of Securities)
Series A Common Stock: 043632 108
Series B Common Stock: 043632 207
(CUSIP Numbers)
Robert R. Bennett
c/o Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 22, 2010
(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	043632 108 (Series A Common Stock) 043632 207 (Series B Common Stock)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert R. Bennett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF		Series A: 17,980 (1, 2, 3) Series B: 76,212 (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Series A: 0 Series B: 0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Series A: 17,980 (1, 2, 3) Series B: 76,212 (2)

	10	SHARED DISPOSITIVE POWER

Series A: 0 Series B: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Series A: 17,980 (1, 2, 3) Series B: 76,212 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series A: 0.13% (3,4) Series B: 11.56% (4)

14	TYPE OF REPORTING PERSON

IN
(1) Includes 12,472 shares of Series A Common Stock and 76,210 shares of Series B common stock jointly held by Mr. Bennett and his wife, Deborah Bennett.
(2) Includes 5,491 shares of Series A Common Stock and 2 shares of Series B Common Stock owned by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett.
(3) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock owned by Hilltop Investments, LLC and Mr. Bennett and his wife, Deborah Bennett, jointly as noted above; however, if such shares of Series A common stock were included, Mr. Bennett would have sole voting and dispositive power over 94,192 shares of Series A common stock and the percent of Series A common stock, as a series, represented by Mr. Bennett’s beneficial ownership would be 0.70%, in each case subject to the relevant footnotes set forth herein.
(4) Based on 13,427,479 shares of Series A Common Stock and 659,156 shares of Series B Common Stock outstanding as of October 31, 2009 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2009. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Bennett may be deemed to beneficially own voting equity securities representing approximately 3.90% of the voting power with respect to the general election of directors of the Issuer. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. )
Statement of
ROBERT R. BENNETT
Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of
ASCENT MEDIA CORPORATION
Item 1. Security and Issuer.
     Robert R. Bennett is filing this Statement on Schedule 13D (the “Statement”) with respect to the following series of common stock of Ascent Media Corporation, a Delaware corporation (the “Issuer”), beneficially owned by Mr. Bennett:
     (a) Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”); and
     (b) Series B Common Stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”).
     The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.
     Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock. At the option of the holder, each share of Series B Common Stock is convertible into one share of Series A Common Stock. The shares of Series A Common Stock are not convertible into shares of Series B Common Stock.
Item 2. Identity and Background.
     The reporting person is Robert R. Bennett, whose business address is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, CO 80112. Mr. Bennett is a director of Liberty Media Corporation, Discovery Communications, Inc. and Sprint Nextel Corporation.
     During the last five years, Mr. Bennett has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Bennett is a citizen of the United States of America.
Item 3. Source and Amount of Funds.
     Not applicable.
Item 4. Purpose of the Transaction.
     Mr. Bennett does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.
     Mr. Bennett may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to his future course of action, Mr. Bennett will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Bennett, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.
Item 5. Interest in Securities of the Issuer.
     (a) Mr. Bennett beneficially owns (without giving effect to the conversion of Series B Common Stock into Series A Common Stock) (i) 17,980 shares of Series A Common Stock (including (A) 12,472 shares held jointly with his wife, Deborah Bennett and (B) 5,491 shares held owned by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett), which represent approximately 0.13% of the outstanding shares of Series A Common Stock; and (ii) 76,212 shares of Series B Common Stock (including (A) 76,210 shares held jointly with his wife, Deborah Bennett, and (B) 2 shares held by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett), which represent approximately 11.56% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on 13,427,479 shares of Series A Common Stock and 659156 shares of Series B Common Stock, in each case, outstanding as of October 31, 2009, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2009. Accordingly, Mr. Bennett may be deemed to beneficially own voting equity securities representing approximately 3.90% of the voting power with respect to the general election of directors of the Issuer.
     (b) Mr. Bennett, and, to his knowledge, his wife and Hilltop Investments, LLC each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock.
     (c) Neither Mr. Bennett nor, to his knowledge, his wife nor Hilltop Investments, LLC has executed any transactions in respect of the Common Stock within the last sixty days.
     (d) Not Applicable.
     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not Applicable.
Item 7. Material to be Filed as Exhibits.
     None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 22, 2010

/s/ Robert R. Bennett
Robert R. Bennett